

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Bryan P. Petrucelli
Chief Financial Officer
Kinsale Capital Group, Inc.
2035 Maywill Street, Suite 100
Richmond, VA 23230

Re: Kinsale Capital Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-37848

Dear Bryan P. Petrucelli:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance